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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

92342R 20 3

(Cusip Number)

Joan Lautenschleger, Chief Financial Officer
Monitor Clipper Partners, Inc.
Two Canal Park
Cambridge, Massachusetts
(617) 252-2044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342R 20 3			Page 2 of 7 Pages
13D/A
1.	Name of Reporting Person: Monitor Clipper Equity Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): EIN No: 04-33-98865

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,284,516 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,108,214 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,284,516 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 92342R 20 3			Page 3 of 7 Pages
13D/A
1.	Name of Reporting Person: Monitor Clipper Equity Partners (Foreign), L.P.		I.R.S. Identification Nos. of above persons (entities only): EIN No: 04-33-98931

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,154,584 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,154,584 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): PN

     This Amendment No. 1 to Schedule 13D (this “Statement”) amends the Schedule 13D previously filed on June 18, 2002 by furnishing the information set forth below.

Item 1. Security Issuer.

     The class of equity securities to which this Statement relates is the common stock, $0.0001 par value, (the “Common Stock”), of Veridian Corporation (the “Issuer”).

     The principal executive offices of the Issuer are located at 1200 South Hayes Street, Suite 1100, Arlington, Virginia 22202.

Item 2. Identity and Background.

(a)	Name

     This Statement is being filed on behalf of Monitor Clipper Equity Partners, L.P. (“MCEP”), a Delaware limited partnership, and Monitor Clipper Equity Partners (Foreign), L.P. (“MCEP(F)”), a Delaware limited partnership.

     Monitor Clipper Partners, L.P. (“MCP”), a Delaware limited partnership, is the sole general partner of each of MCEP and MCEP(F). MCP GP, Inc. (“MCP GP”), a Delaware corporation, is the sole general partner of MCP. MCEP and MCEP(F) entered into a Joint Filing Agreement, dated June 18, 2002, a copy of which is filed as Exhibit A to the Schedule 13D filed on June 18, 2002 , pursuant to which MCEP and MCEP(F) agreed to file the original Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Principal Address

     The principal address of each of MCEP, MCEP(F), MCP and MCP GP is Two Canal Park, Cambridge, Massachusetts 02141.

(c)	Principal Business

     The principal business of each of MCEP and MCEP(F) is that of an investment limited partnership. The principal business of MCP is that of general partner of MCEP and MCEP(F). The principal business of MCP GP is that of general partner of MCP.

(d)  and (e) No Convictions or Proceedings.

     During the last five years, none of MCEP, MCEP(F), MCP or MCP GP, nor any of their executive officers, directors, general partners or members, as applicable: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship

     Each of MCEP, MCEP(F), MCP and MCP GP is organized under the laws of the State of Delaware. Each of the executive officers of MCEP, MCEP(F), MCP and MCP GP is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Funds used as consideration to purchase the securities of the Issuer were operating funds of MCEP and MCEP(F), respectively, provided by their partners and held for investment purposes. Securities acquired by Monitor

(Page 4 of 7 Pages)

Consulting, L.P. (“Monitor Consulting”), a Delaware limited partnership, and by Monitor Company Group, L.P., a Delaware limited partnership and the successor to Monitor Company, Inc. (“MCG”), were provided by the Issuer as compensation for consulting services.

Item 4. Purpose of Transaction.

     The shares of Common Stock covered by this filing are being held for investment purposes. On June 9, 2003, the Issuer entered into an Agreement and Plan of Merger dated as of June 9, 2003 (the “Merger Agreement”) with General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Aspen Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of General Dynamics (“Merger Sub”), whereby Merger Sub will merge with and into the Issuer, with the Issuer to survive the merger and become a wholly-owned subsidiary of General Dynamics (the “Merger”). Pursuant to the Merger Agreement, each of the shares of the Common Stock covered by this Statement will be converted into the right to receive $35.00 at such time as the Merger becomes effective.

     In connection with the Merger, and at the request of General Dynamics, MCEP, MCEP(F), Monitor Consulting and MCG (MCEP, MCEP(F), Monitor Consulting and MCG being collectively, the “Monitor Entities”), entered into a Voting Agreement dated June 9, 2003 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Monitor Entities agreed, during the term of the Voting Agreement, to vote their shares of the Issuer’s common stock in favor of the Merger and against any alternative acquisition proposal and certain other actions. The Monitor Entities also granted General Dynamics and Merger Sub an irrevocable proxy to vote their shares in favor of the Merger and against any alternative acquisition proposal and certain other actions. Further, the Monitor Entities agreed not to dispose of, in any manner, any shares over which they have dispositive power or take any other action that would impair their ability to vote the shares in the manner provided by the Voting Agreement.

     The Merger Agreement and the Voting Agreement are filed as Exhibits F and G hereto and are incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of such exhibits.

     Subject to the effectiveness of the Merger as contemplated, each of MCEP and MCEP(F) will dispose of all of the shares of Common Stock of which they are beneficial owners, in accordance with the terms of the Merger Agreement.

     MCEP and MCEP(F) acquired shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), in 1999. Shares of Class A Common Stock were convertible into shares of Common Stock at a varying rate of conversion. Each of MCEP, MCEP(F) and the Issuer entered into a written consent dated June 3, 2002 (the “Consent”) in which the parties agreed that the 4,474,266 shares and 845,734 shares of Class A Common Stock of the Issuer held by MCEP and MCEP(F), respectively, would automatically convert into Common Stock at a conversion rate of 1.365188 shares of Common Stock per share of Class A Common Stock upon the closing of the initial public offering of the Issuer on June 10, 2002. The Consent further provided that each of MCEP and MCEP(F) waived any preemptive rights to acquire Common Stock of the Issuer.

     Except as described above, MCEP and MCEP(F) do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

(Page 5 of 7 Pages)

Item 5. Interest in Securities of the Issuer.

     (a)  MCEP owns 6,108,214 shares of Common Stock, and, pursuant to an Assignment Agreement dated September 7, 1999 by and among MCEP, MCEP(F), Monitor Consulting and MCG, has voting and other powers over an additional 1,154,584 shares held by MCEP(F) and an additional 21,718 shares held by Monitor Consulting and MCG, or, in the aggregate, approximately 20.9% of the outstanding shares of Common Stock of the Issuer. MCEP(F) owns 1,154,584 shares, or approximately 3.3% of the outstanding shares of Common Stock of the Issuer. These numbers are based on 34,816,350 shares of Common Stock of the Issuer outstanding as of June 7, 2003 as listed in the Merger Agreement.

     (b)  Subject to the Voting Agreement, each of MCEP and MCEP(F) has the power to dispose of the Common Stock held by it. MCEP and MCEP(F), act by and through their general partner, MCP. MCP acts by and through its general partner, MCP GP. Accordingly, MCP GP, as the sole general partner of MCP, and MCP, as the sole general partner of MCEP and MCEP(F), may be deemed to share voting power with respect to the 7,284,516 shares currently controlled by MCEP, representing 20.9% of outstanding shares, and dispositive power over the 6,108,214 shares currently held by MCEP and the 1,154,584 shares currently held by MCEP(F), representing 20.9% of outstanding shares in the aggregate. The filing of this Statement by MCEP and MCEP(F) shall not be construed as an admission that MCP GP and MCP are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by MCEP and MCEP(F).

     (c)  There were no transactions by MCEP or MCEP(F) in the Common Stock of the Issuer during the past 60 days.

     (d)  To the best of MCEP’s and MCEP(F)’s knowledge, each of MCEP and MCEP(F) has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer owned by each entity.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     MCEP and MCEP(F) are party to the following contracts, agreements and understandings with respect to securities of the Issuer:

1.	Consent dated June 3, 2002 (as described in Item 4 above).

2.	Class A Common Stock Purchase Agreement dated as of September 7, 1999.

3.	Assignment Agreement dated September 7, 1999.

4.	Master Equityholders Agreement effective as of September 9, 2000.

5.	Voting Agreement dated as of June 9, 2003 (as described in Item 4 and attached hereto as Exhibit F).

     At the present time, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among MCEP and MCEP(F) and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Agreement dated June 18, 2002 (filed as Exhibit A to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

(Page 6 of 7 Pages)

B.	Consent dated June 3, 2002 (filed as Exhibit B to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

C.	Class A Common Stock Purchase Agreement dated as of September 7, 1999 (filed as Exhibit C to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

D.	Assignment Agreement dated September 7, 1999 (filed as Exhibit D to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

E.	Master Equityholders Agreement effective as of September 9, 2000 (filed as Exhibit 10.12 to Amendment No. 2 to Veridian Corporation’s Form S-1 filed on May 16, 2002 and incorporated herein by reference).

F.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation.

G.	Voting Agreement, dated June 9, 2003, by General Dynamics Corporation, Aspen Acquisition Corporation and Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P. and Monitor Company Group, L.P., as the successor in interest to Monitor Company, Inc.

(Page 7 of 7 Pages)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 11, 2003	MONITOR CLIPPER EQUITY PARTNERS, L.P. MONITOR CLIPPER EQUITY PARTNERS (FOREIGN), L.P.
	By:	Monitor Clipper Partners, L.P., their general partner
	By:	MCP GP, Inc., its general partner

	By:	/s/ Joan Lautenschleger

		Name:	Joan Lautenschleger
		Title:	Chief Financial Officer

EXHIBIT INDEX

A.	Joint Filing Agreement dated June 18, 2002 (filed as Exhibit A to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

B.	Consent dated June 3, 2002 (filed as Exhibit B to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

C.	Class A Common Stock Purchase Agreement dated as of September 7, 1999 (filed as Exhibit C to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

D.	Assignment Agreement dated September 7, 1999 (filed as Exhibit D to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

E.	Master Equityholders Agreement effective as of September 9, 2000 (filed as Exhibit 10.12 to Amendment No. 2 to Veridian Corporation’s Form S-1, filed on May 16, 2002 and incorporated herein by reference).

F.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation.

G.	Voting Agreement, dated June 9, 2003, by General Dynamics Corporation, Aspen Acquisition Corporation and Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P. and Monitor Company Group, L.P., as the successor in interest to Monitor Company, Inc.